UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2022

CC Neuberger Principal Holdings II

(Exact Name Of Registrant as Specified In Charter)

Cayman Islands	001-39410	98-1545419
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Park Avenue, 58th Floor New York, NY	10166
(Address Of Principal Executive Offices)	(Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 355-5515

Not Applicable

Former Name or Former Address, if Changed Since Last Report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	PRPB.U	New York Stock Exchange

Class A ordinary shares, par value $0.0001 per share	PRPB	New York Stock Exchange

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PRPB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 7.01 Regulation FD Disclosure

As previously announced, CC Neuberger Principal Holdings II, a Cayman Islands exempted company (“CCNB”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Vector Holding, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCNB (“New CCNB”), Griffey Global Holdings, Inc., a Delaware Corporation (the “Company”) and certain other parties thereto. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

On May 16, 2022, Getty Images, Inc., a subsidiary of the Company, posted its first quarter 2022 results to its lenders and the holders of its senior unsecured notes. The Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1993, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination, among the Company, CCNB, New CCNB and the other parties to the Business Combination Agreement, New CCNB has filed a registration statement on Form S-4 (File No. 333-262203) (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of CCNB and a preliminary prospectus of New CCNB, and after the Registration Statement is declared effective, CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This Current Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, the Company and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, the Company and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30, 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination has been included in the Registration Statement that CCNB filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or the Company’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or the Company’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or CCNB’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of the Company or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (l) the Company’s estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor CCNB gives any assurance that either the Company or CCNB will achieve its expectations.

Disclaimer

This report relates to a proposed business combination between the Company and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Griffey Global Holdings, Inc. unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2022.

99.2	Griffey Global Holdings, Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CC NEUBERGER PRINCIPAL HOLDINGS II.

Date: May 16, 2022
	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer

Exhibit 99.1

GRIFFEY GLOBAL HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)

(unaudited)

	March 31,	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$210,847	$186,301
Restricted cash	4,574	5,228
Accounts receivable – net of allowance of $6,271 and $5,946	130,869	143,362
Prepaid expenses	12,747	12,778
Taxes receivable	10,249	11,992
Other current assets	14,076	15,368
Total current assets	383,362	375,029
PROPERTY AND EQUIPMENT — NET	169,559	170,896
RIGHT OF USE ASSETS	53,393	—
GOODWILL	1,505,107	1,503,245
IDENTIFIABLE INTANGIBLE ASSETS — NET	464,163	478,852
DEFERRED INCOME TAXES — NET	8,957	8,893
OTHER LONG-TERM ASSETS	41,225	41,092
TOTAL	$2,625,766	$2,578,007

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$90,110	$94,993
Accrued expenses	54,035	66,569
Income taxes payable	12,064	10,502
Short-term debt - net	6,418	6,481
Deferred revenue	172,137	167,550
Total current liabilities	334,764	346,095
LONG-TERM DEBT — NET	1,744,274	1,750,990
LEASE LIABILITIES	52,969	—
DEFERRED INCOME TAXES — NET	31,880	24,595
UNCERTAIN TAX POSITIONS	43,843	42,701
OTHER LONG-TERM LIABILITIES	9,733	26,961
Total liabilities	2,217,463	2,191,342
Commitments and contingencies (Note 10)

REDEEMABLE PREFERRED STOCK:
Redeemable preferred stock, $0.01 par value, 900,000 shares authorized, 696,115 and 677,484 shares outstanding at March 31, 2022 and December 31, 2021 (aggregate liquidation preference of $704,197 and $685,350, respectively).	704,197	685,350

STOCKHOLDERS’ DEFICIT:
Common Stock, $0.01 par value: 185.0 million shares authorized; 153.6 million shares issued and 153.3 million shares outstanding as of March 31, 2022; 153.5 million shares issued and 153.3 million shares outstanding as of December 31, 2021.	1,533	1,533
Additional paid-in capital	916,492	933,569
Accumulated deficit	(1,179,901)	(1,203,440)
Accumulated other comprehensive loss	(82,281)	(78,403)
Total Griffey Global Holdings, Inc. stockholders’ deficit	(344,157)	(346,741)
Noncontrolling interest	48,263	48,056
Total stockholders’ deficit	(295,894)	(298,685)
TOTAL	$2,625,766	$2,578,007

See notes to unaudited condensed consolidated financial statements.

GRIFFEY GLOBAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

(unaudited)

	Three Months Ended
	March 31,
	2022	2021
REVENUE	$230,978	$218,392

OPERATING EXPENSE:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	61,894	59,608
Selling, general and administrative expenses	93,153	84,775
Depreciation	12,512	12,904
Amortization	12,205	12,019
Other operating expense (income) - net	2,706	(502)
Operating expense	182,470	168,804
INCOME FROM OPERATIONS	48,508	49,588

OTHER EXPENSE, NET:
Interest expense	(29,600)	(30,424)
Gain on fair value adjustment for swaps and foreign currency exchange contract- net	12,126	5,882
Unrealized foreign exchange gains- net	7,043	18,582
Other non-operating income- net	157	149

Total other expense- net	(10,274)	(5,811)
INCOME BEFORE INCOME TAXES	38,234	43,777
INCOME TAX EXPENSE	(13,127)	(14,032)

NET INCOME	25,107	29,745
Less:
Net income attributable to noncontrolling interest	208	145
Redeemable Preferred Stock dividend	18,847	16,885
NET INCOME ATTRIBUTABLE TO GRIFFEY GLOBAL HOLDINGS, INC	$6,052	$12,715

Net income per share attributable to Griffey Global Holdings, Inc. common stockholders:
Basic	$0.04	$0.08
Diluted	$0.03	$0.08

Weighted-average common shares outstanding:
Basic	153,320,276	153,303,505
Diluted	173,197,259	154,020,626

See notes to unaudited condensed consolidated financial statements.

GRIFFEY GLOBAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(unaudited)

	Three Months Ended
	March 31,
	2022	2021
NET INCOME	25,107	29,745
OTHER COMPREHENSIVE LOSS:
Net foreign currency translation adjustment losses	(3,878)	(14,737)
COMPREHENSIVE INCOME	21,229	15,008
Less: Comprehensive gain attributable to noncontrolling interest	207	144
COMPREHENSIVE INCOME ATTRIBUTABLE TO GRIFFEY GLOBAL HOLDINGS, INC.	$21,022	$14,864

See notes to unaudited condensed consolidated financial statements.

GRIFFEY GLOBAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands except share amounts)

(unaudited)

								Total
							Accumulated	Griffey Global
	Redeemable				Additional		Other	Holdings, Inc.		Total
	Preferred Stock		Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit	Interest	Deficit
BALANCE — December 31, 2021	677,484	$685,350	153,313,505	$1,533	$933,569	$(1,203,440)	$(78,403)	$(346,741)	$48,056	$(298,685)
Net income	—	—	—	—	—	24,899	—	24,899	208	25,107
Other comprehensive loss	—	—	—	—	—	—	(3,878)	(3,878)	(1)	(3,879)
Cumulative Effect of Accounting Change — Adoption of ASU 2019-12 (See Note 2 )	—	—	—	—	—	(1,360)	—	(1,360)	—	(1,360)
Issuance of common stock in connection with employee stock option exercise	—	—	9,375	—	29	—	—	29		29
Equity-based compensation activity	—	—	—	—	1,741	—	—	1,741	—	1,741
Redeemable Preferred Stock dividend	18,631	18,847	—	—	(18,847)	—	—	(18,847)	—	(18,847)
BALANCE — March 31, 2022	696,115	$704,197	153,322,880	$1,533	$916,492	$(1,179,901)	$(82,281)	$(344,157)	$48,263	$(295,894)

BALANCE — December 31, 2020	606,910	$613,957	153,303,505	$1,533	$998,487	$(1,320,508)	$(46,800)	$(367,288)	$47,728	$(319,560)
Net income	—	—	—	—	—	29,600	—	29,600	145	29,745
Other comprehensive loss	—	—	—	—	—	—	(14,737)	(14,737)	(1)	(14,738)
Equity-based compensation activity	—	—	—	—	1,602	—	—	1,602	—	1,602
Redeemable Preferred Stock dividend	16,691	16,885	—	—	(16,885)	—	—	(16,885)	—	(16,885)
BALANCE — March 31, 2021	623,601	$630,842	153,303,505	$1,533	$983,204	$(1,290,908)	$(61,537)	$(367,708)	$47,872	$(319,836)

See notes to unaudited condensed consolidated financial statements.

GRIFFEY GLOBAL HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three Months Ended
	March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,107	$29,745
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,512	12,904
Amortization	12,205	12,019
Unrealized exchange gains on foreign denominated debt	(5,582)	(20,781)
Equity-based compensation	1,741	1,602
Deferred income taxes — net	7,219	6,624
Uncertain tax positions	1,143	1,139
Non-cash fair value adjustment for swaps and foreign currency exchange contracts	(11,742)	(6,438)
Amortization of debt issuance costs	1,495	1,621
Non cash operating lease costs	2,516	—
Impairment of right of use assets	2,563	—
Other	1,567	(377)
Changes in current assets and liabilities:
Accounts receivable	11,366	6,826
Accounts payable	5,294	(358)
Accrued expenses	(20,624)	(1,444)
Lease liabilities, non-current	(2,992)	—
Income taxes receivable/payable	2,412	3,276
Interest Payable	(948)	(7,315)
Deferred revenue	5,419	1,128
Other	(1,306)	266
Net cash provided by operating activities	49,365	40,437

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(16,235)	(11,711)
Net cash used in investing activities	(16,235)	(11,711)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt	(2,600)	(9,649)
Proceeds from common stock issuance	29	—
Equity issuance costs	(3,081)	—
Net cash used in financing activities	(5,652)	(9,649)

EFFECTS OF EXCHANGE RATE FLUCTUATIONS	(3,586)	776
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	23,892	19,853
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	191,529	161,309
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	215,421	$181,162

See notes to unaudited condensed consolidated financial statements.

GRIFFEY GLOBAL HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE BUSINESS

Griffey Global Holdings, Inc. (“Griffey Holdings” or “the Company”) was incorporated in Delaware on September 25, 2012. In October of the same year, the Company indirectly acquired Getty Images, Inc. (“Getty Images”). Getty Images and its subsidiaries collectively represent the operations of the Company.

Getty Images is a world leader in serving the visual content needs of businesses with over 486 million assets available through its industry-leading sites; gettyimages.com, istock.com and unsplash.com. The Company serves businesses in almost every country in the world with websites in 23 languages bringing content to media outlets, advertising agencies and corporations and, increasingly, serving individual creators and prosumers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — These unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”) for interim reporting. Certain notes or other information that are normally required by U.S. GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited financial statements. Accordingly, the unaudited financial statements should be read in connection with the Company’s audited financial statements and related notes as of December 31, 2021 and 2020 and for the two years ended December 31, 2021 and 2020. The financial data and the other financial information disclosed in the notes to the financial statements related to these periods are also unaudited. The accompanying unaudited interim financial statements, in the opinion of management, include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited financial statements for the periods presented.

The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2022 or for any other future annual or interim period.

The accompanying unaudited financial statements include the accounts and operations of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Deferred Offering Costs — The Company has capitalized direct and incremental qualified legal, accounting and direct costs related to its proposed equity offering and merger with CC Neuberger Principal Holdings II, a Cayman Island exempt company (“CCNB”). Deferred offering costs are included in other assets on the balance sheets and will be deferred until the completion of the equity offering and merger with CCNB, at which time they will be deducted from the combined companies’ additional paid-in capital. If the Company terminates its planned equity offering and merger or there is a significant delay, all of the deferred offering costs will be immediately written off to operating expenses. As of March 31, 2022, $5.9 million of deferred offering costs were capitalized.

Contingent Consideration — The Company records a liability for contingent consideration at the date of a business combination and reassesses the fair value of the liability each period until it is settled. Upon settlement of these liabilities, the portion of the contingent consideration payment that is attributable to the initial amount recorded as part of the business combination will be classified as a cash flow from financing activities and the portion of the settlement that is attributable to subsequent changes in the fair value of the contingent consideration will be classified as a cash flow from operating activities in the Condensed Consolidated Statement of Cash Flows.

Estimates and Assumptions — The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are: a) the appropriateness of the valuation and useful lives of intangibles and other long-lived assets; b) the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the condensed consolidated financial statements as well as the deferred tax asset valuation allowances; c) the sufficiency of the allowance for doubtful accounts; d) the assumptions used to value equity-based compensation arrangements; e) the assumptions used to allocate transaction price to multiple performance obligations for uncapped subscription arrangements; f) the assumptions used to estimate unused capped subscription-based and credit-based products; and g) the assumptions used to estimate the Contingent Consideration. These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from management’s estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash — The following represents the Company’s cash, cash equivalents and restricted cash as of March 31, 2022 and December 31, 2021 (in thousands):

	As of March 31, 2022	As of December 31, 2021
Cash and cash equivalents	$210,847	$186,301
Restricted cash	4,574	5,228
Total cash, cash equivalents and restricted cash	$215,421	$191,529

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities at the date of acquisition of three months or less. Cash equivalents are generally composed of investment-grade debt instruments subject to lower levels of credit risk, including certificates of deposit and money market funds. The Company’s current cash and cash equivalents consist primarily of cash on hand, bank deposits, and money market accounts.

Restricted cash consists of cash held as collateral related to corporate credit cards and real estate lease obligations.

Accounts Receivable — Net — Accounts receivable are trade receivables, net of reserves for allowances for doubtful accounts totaling $6.3 million as of March 31, 2022 and $5.9 million as of December 31, 2021. During the three months ended March 31, 2022 and March 31, 2021, the Company recorded net bad debt expense of $0.4 million and net recoveries of $0.1 million, respectively.

Allowance for doubtful accounts is calculated based on historical losses, existing economic conditions, and analysis of specific older account balances of customer and delegate accounts. Trade receivables are written off when collection efforts have been exhausted.

Minority Investment without Readily Determinable Fair Value — The carrying amount of the minority investment, which is included within “Other long-term assets” on the Condensed Consolidated Balance Sheets, was $8.0 million and $8.1 million as March 31, 2022 and December 31, 2021, respectively. The Company uses the measurement alternative for these equity investments and their carrying value is reported at cost, adjusted for impairments or any observable price changes in ordinary transactions with identical or similar investments. Revenue related to content consumed by the minority investee was not material during the three months ended March 31, 2022 and March 31, 2021.

On a quarterly basis, the Company evaluates the carrying value of its long-term investments for impairment, which includes an assessment of revenue growth, earnings performance, working capital and general market conditions. As of March 31, 2022, no adjustments to the carrying values of the Company’s long-term investments were identified as a result of this assessment. Changes in performance negatively impacting operating results and cash flows of these investments could result in the Company recording an impairment charge in future periods.

Revenue Recognition — Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally over the internet. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to the Company’s content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.

The Company maintains a credit department that sets and monitors credit policies that establish credit limits and ascertains customer creditworthiness, thus reducing the risk of potential credit loss. Revenue is not recognized unless it is determined that collectability is reasonably assured. Revenue is recorded at invoiced amounts (including discounts and applicable sales taxes) less an allowance for sales returns which is based on historical information. Customer payments received in advance of revenue recognition are contract liabilities and are recorded as deferred revenue. Customers that do not pay in advance are invoiced and are required to make payments under standard credit terms.

The Company recognizes revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.

For digital content licenses, the Company recognizes revenue on both its capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided. In addition, management estimates expected unused licenses for capped subscription-based and credit-based products and recognizes the revenue associated with the unused licenses throughout the subscription or credit period. The estimate of unused licenses is based on historical download activity and future changes in the estimate could impact the timing of revenue recognition of the Company’s subscription products.

For uncapped digital content subscriptions, the Company has determined that access to the existing content library and future digital content updates represent two separate performance obligations. As such, a portion of the total contract consideration related to access to the existing content library is recognized as revenue at the commencement of the contract when control of the content library is transferred. The remaining contractual consideration is recognized as revenue ratably over the term of the contract when updated digital content is transferred to the licensee, in line with when the control of the new content is transferred.

Leases —The Company records rent expense on a straight-line basis over the term of the related lease. Prior to the adoption of ASU 2016-02, Leases (Topic 842), as amended (“ASC 842”), the difference between the rent expense recognized and the actual payments made in accordance with the operating lease agreement was recognized as a deferred rent liability on the Company’s balance sheet. As of December 31, 2021, the Company had deferred rent of $8.3 million, which is included in “Accrued liabilities” and “Other long-term liabilities” in the Condensed Consolidated Balance Sheet.

Effective January 1, 2022, the Company adopted ASC 842. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use (“ROU”) assets and lease liabilities for the Company’s operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less, and recognize lease payments for those short-term leases on a straight-line basis over the lease term in the Condensed Consolidated Statements of Operations. Operating leases are included in “Right of use assets”, “Accrued liabilities” and “Lease liabilities” (net of current portion) in the Condensed Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company’s leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company’s estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The ROU asset also includes any lease prepayments, offset by lease incentives. Certain of the Company’s leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when the Company is reasonably certain that the option will be exercised. An option to terminate is considered unless the Company is reasonably certain the option will not be exercised. The ROU assets are reviewed for impairment with the Company’s long-lived assets

Recently Adopted Accounting Standard Updates —In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 amends the accounting for leases. The new guidance requires the recognition of lease assets and liabilities for operating leases with terms of more than twelve months, in addition to those currently recorded, on the Condensed Consolidated Balance Sheets. Presentation of leases within the Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows will be generally consistent with the current lease accounting guidance. The Company adopted the new standard as of January 1, 2022 using the modified retrospective transition method and will elect the package of practical expedients permitted under the transition guidance, which allows a carryforward of the historical lease classification. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. The election of the hindsight practical expedient did not alter the lease terms for any of the existing leases. Upon adoption of this standard on January 1, 2022, the Company recognized a total lease liability in the amount of $61.3 million, representing the present value of the minimum rental payments remaining as of the adoption date, a right-of-use asset in the amount of $53.1 million with offsets to deferred rent of $8.3 million.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740) (“ASU 2019-12”), which removes certain exceptions to the general principles in Topic 740 and improves consistent application of and simplifies U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted ASU 2019-12, effective January 1, 2022. The adoption of this standard did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Standard Updates — In June 2016, the FASB issued ASU 2016-13 (Topic 326), Financial Instruments — Credit Losses (“ASU 2016-13”). ASU 2016-13 changes how to recognize expected credit losses on financial assets. The standard requires more timely recognition of credit losses on loans and other financial assets and also provides additional transparency about credit risk. The current credit loss standard generally requires that a loss actually be incurred before it is recognized, while the new standard will require recognition of full lifetime expected losses upon initial recognition of the financial instrument. The effective date of ASU 2016-13 for non-public companies is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2016-13 on its financial statements for future periods and had not elected early adoption.

3.	DERIVATIVE INSTRUMENTS

Foreign Currency Risk — Certain assets, liabilities and future operating transactions are exposed to foreign currency exchange rate risk. The Company utilizes derivative financial instruments, namely foreign currency forwards and option contracts, to reduce the impact of foreign currency exchange rate risks where natural hedges do not exist. The Company is exposed to market risk from foreign currency exchange rate fluctuations as a result of foreign currency-denominated revenues and expenses. The Company enters into certain foreign currency derivative contracts, including foreign currency forward options, with varying maturity dates, currently ranging from three to eighteen months, to manage these risks.

Interest Rate Risk — The Company does not hold or issue derivative financial instruments for trading purposes. In general, the Company’s derivative activities do not create foreign currency exchange rate risk because fluctuations in the value of the instruments used for economic hedging purposes are offset by fluctuations in the value of the underlying exposures being hedged. Counterparties to derivative financial instruments expose the Company to credit related losses in the event of nonperformance; however, the Company has entered into these instruments with creditworthy financial institutions and considers the risk of nonperformance to be minimal.

The following table summarizes the location and fair value amounts of derivative instruments reported in the Condensed Consolidated Balance Sheets (in thousands):

	As of March 31, 2022		As of December 31, 2021
	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Foreign currency exchange options	$644	$—	$804	$—
Interest rate swaps	—	1,857	—	13,759
Total derivatives	$644	$1,857	$804	$13,759

Derivative assets are included in “Other current assets” on the Condensed Consolidated Balance Sheet. Short-term derivative liabilities are included in “Accrued expenses” and long-term derivative liabilities are included in “Other long-term liabilities” on the Condensed Consolidated Balance Sheet.

The Company recognized a net gain of $12.1 million and $5.9 million on these derivative instruments for the three months ended March 31, 2022 and 2021, respectively. These are included in “Gain on fair value adjustment for swaps and foreign currency exchange contract — net” on the Condensed Consolidated Statement of Operations.

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s disclosable financial instruments consist of cash equivalents, forward foreign currency exchange contracts, interest rate swaps and debt. Assets and liabilities measured at fair value on a recurring basis (cash equivalents, forward exchange contracts and interest rates swaps) and a nonrecurring basis (debt) are categorized in the tables below.

Financial instrument assets recorded at fair value as of March 31, 2022 and December 31, 2021 are as follows (in thousands):

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Money market funds (cash equivalents)	$30,098	$—	$—	$30,098
Derivative assets:
Foreign currency exchange options	—	644	—	644
	$30,098	$644	$—	$30,742

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Money market funds (cash equivalents)	$30,096	$—	$—	$30,096
Derivative assets:
Foreign currency exchange options	—	804	—	804
	$30,096	$804	$—	$30,900

The fair value of the Company’s money market funds is based on quoted active market prices for the funds and is determined using the market approach.

Financial instrument liabilities recorded or disclosed at fair value as of March 31, 2022 and December 31, 2021 are as follows (in thousands):

	As of March 31, 2022
	Level 1	Level 2	Level 3	Total
Term Loans	$—	$1,459,561	$—	$1,459,561
Senior Notes	—	311,217	—	311,217
Contingent Consideration	—	—	14,470	14,470
Derivative liabilities:
Interest rate swap contracts	—	1,857	—	1,857
	$—	$1,772,635	$14,470	$1,787,105

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Term Loans	$—	$1,475,759	$—	$1,475,759
Senior Notes	—	318,375	—	318,375
Contingent Consideration	—	—	14,039	14,039
Derivative liabilities:
Interest rate swap contracts	—	13,759	—	13,759
	$—	$1,807,893	$14,039	$1,821,932

The fair value of the Company’s Term Loans and Senior Notes are based on market quotes provided by a third-party pricing source.

The fair value of the Company’s interest rate swap contracts and foreign currency exchange contracts are based on market quotes provided by the counterparty. Quotes by the counterparty are calculated based on observable current rates and forward interest rate curves and exchange rates. The Company recalculates and validates this fair value using publicly available market inputs using the market approach.

As of March 31, 2022 and December 31, 2021, the Company had estimated its obligations to transfer Contingent Consideration relating to the acquisition of Unsplash to be $14.5 million and $14.0 million, respectively. The Company recorded the acquisition-date fair value of the Contingent Consideration, based on the likelihood of contingent earn-out payments, as part of the consideration transferred. The earn-out payments are remeasured to fair value each reporting date. Changes in the fair value of the Contingent Consideration are recognized within “Other operating expense — net” on the Condensed Consolidated Statement of Operations. The fair value of the Contingent Consideration is based on significant inputs not observable in the market, and as such the Company classified the financial liability as Level 3. The fair value of the Contingent Consideration may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liabilities. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The following table provides quantitative information associated with the fair value measurements of the Company’s Level 3 inputs:

Fair Value as of
	March 31, 2022	Valuation
	(in thousands)	Technique	Unobservable Input	Range
Contingent Consideration	14,470	Probability-adjusted discounted cash flow	Probabilities of success	55% - 100%
			Years until milestones are expected to be achieved	0.25 - 1.90 years
			Discount rate	8.10% - 8.53%

This Contingent Consideration was valued using an income approach where revenue was simulated in a risk-neutral framework using Geometric Brownian Motion, a model of stock price behavior that is used in option pricing models such as the Black-Scholes option pricing model. The real options method extends this model to situations where the asset of interest (revenue in this case) is not priced in the market. The significant unobservable inputs used in the fair value measurement of the Contingent Consideration forecasts of expected future revenues and the probability of achievement of those forecasts. Increases in the assessed likelihood of a higher payout under a Contingent Consideration arrangement contribute to increases in the fair value of the related liability. Conversely, decreases in the assessed likelihood of a higher payout under a Contingent Consideration arrangement contribute to decreases in the fair value of the related liability.

The following table presents changes in the fair value of the Contingent Consideration for the three months ended March 31, 2022 (in thousands):

December 31, 2021	$14,039
Change in fair value of Contingent Consideration	431
March 31, 2022	$14,470

5.	PROPERTY AND EQUIPMENT - NET

Property and equipment consisted of the following at the reported balance sheet dates (in thousands, except years):

	Estimated
	Useful
	Lives (in Years)	As of March 31, 2022	As of December 31, 2021
Contemporary imagery	5	$379,752	$379,837
Computer hardware purchased	3	11,001	5,639
Computer software developed for internal use	3	114,516	114,434
Leasehold improvements	2–20	11,511	11,459
Furniture, fixtures and studio equipment	5	15,092	15,167
Archival imagery	40	96,784	97,547
Other	3–4	2,422	2,439
Property and equipment		631,078	626,522
Less: accumulated depreciation		(461,519)	(455,626)
Property and equipment, net		$169,559	$170,896

Included in archival imagery as of March 31, 2022 and December 31, 2021 was $10.2 million and $10.3 million respectively, of imagery that has an indefinite life and therefore is not amortized.

6.	GOODWILL

Goodwill is tested annually for impairment on October 1 or upon a triggering event. No triggering events were identified in the three months ended March 31, 2022.

Goodwill changed during the three months ended March 31, 2022 (in thousands):

	Goodwill before impairment	Accumulated impairment charge	Goodwill - net
December 31, 2021	$2,028,245	$(525,000)	$1,503,245
Effects of fluctuations in foreign currency exchange rates	1,862	—	1,862
March 31, 2022	$2,030,107	$(525,000)	$1,505,107

7.	IDENTIFIABLE INTANGIBLE ASSETS — NET

Identifiable intangible assets consisted of the following at March 31, 2022 and December 31, 2021 (in thousands, except years):

		As of March 31, 2022			As of December 31, 2021
	Range of Estimated Useful Lives (Years)	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Trade name	Indefinite	$400,223	$—	$400,223	$402,581	$—	$402,581
Trademarks and trade names	5-10	104,140	(98,562)	5,578	104,174	(96,041)	8,133
Patented and unpatented technology	3-10	111,982	(99,795)	12,187	112,288	(97,818)	14,470
Customer lists, contracts, and relationships	5-11	402,075	(356,071)	46,004	404,421	(350,997)	53,424
Non-compete Covenant	3	900	(844)	56	900	(811)	89
Other identifiable intangible assets	3-13	7,054	(6,939)	115	7,110	(6,955)	155
		$1,026,374	$(562,211)	$464,163	$1,031,474	$(552,622)	$478,852

The Company determined that there was no indication of impairment of the intangible assets for any period presented. Estimated amortization expense is: $34.0 million for the remaining nine months of 2022, $24.8 million in 2023, $2.2 million in 2024, $2.2 million in 2025, $0.8 million in 2026.

8.	OTHER ASSETS AND LIABILITIES

Other Long-Term Assets — Other long-term assets consisted of the following at the reported balance sheet dates (in thousands):

	As of March 31, 2022	As of December 31, 2021
Long term note receivable from a related party	$24,000	$24,000
Minority and other investments	10,525	10,621
Other	6,700	6,471
	$41,225	$41,092

Accrued Expenses — Accrued expenses at the reported balance sheet dates are summarized below (in thousands):

	As of March 31, 2022	As of December 31, 2021
Accrued compensation and related costs	$19,644	$38,232
Lease Liabilities	10,670	—
Accrued contingent consideration	9,790	9,456
Interest payable	8,802	9,750
Other	5,129	9,131
	$54,035	$66,569

Other Long-Term Liabilities — Other long-term liabilities consisted of the following at the reported balance sheet dates (in thousands):

	As of March 31, 2022	As of December 31, 2021
Derivative liabilities (net of current portion)	$1,857	$13,073
Accrued Contingent Consideration (net of current portion)	4,680	4,583
Other	3,196	9,305
	$9,733	$26,961

9.	DEBT

Debt included the following (in thousands):

	As of March 31, 2022	As of December 31, 2021
Senior Notes	$300,000	$300,000
USD Term Loans	995,200	997,800
EUR Term Loans	468,189	473,798

Less: issuance costs and discounts amortized to interest expense	(12,697)	(14,127)
Less: short-term debt — net	(6,418)	(6,481)
Long-term debt — net	$1,744,274	$1,750,990

The face value of the EUR Term Loans was €419 million as of March 31, 2022 and December 31, 2021. The table above converted the EUR Term Loans to USD using currency exchange rates as of those dates.

As of March 31, 2022, the Company was compliant with all debt covenants and obligations.

10.	COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into certain types of agreements that contingently require the Company to indemnify counterparties against third-party claims. The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a liability is probable, no related liabilities were recorded at March 31, 2022 and December 31, 2021.

The Company is subject to a variety of legal claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving such claims, individually or in aggregate, will not have a material adverse impact on the condensed consolidated financial statements, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. The Company holds insurance policies that mitigate potential losses arising from certain indemnifications, and historically, significant costs related to performance under these obligations have not been incurred.

As of March 31, 2022, the Company signed a new lease for office space effective as of March of 2022 which increased our commitments by $8.4 million through August of 2032. The lease for the existing space the Company occupied was expiring. There were no other material changes to the commitments since December 31, 2021.

11.	REVENUE

The Company distributes its content and services offerings through three primary products:

Creative — Creative is comprised of royalty free photos, illustrations, vectors and videos, that are released for commercial use and cover a wide variety of commercial, conceptual and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with a depth and quality allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional and amateur creators, many of whom are exclusive to Getty Images. We have a global creative team of over 85 employees dedicated to providing briefing and art direction to our exclusive contributor community.

Editorial — Editorial is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe with one of the largest privately held archives globally with access to images from the beginning of photography. We invest in a dedicated editorial team of over 295 employees which includes over 100 award-winning staff photographers and videographers to generate our own event coverage in addition to coverage from our network of primarily exclusive contributors and content partners.

Other — The Company offers a range of additional products and services to deepen the customer relationships, enhance customer loyalty and create additional differentiation in the market. These additional products and services currently include music licensing, digital asset management and distribution services, print sales and data revenues.

The following table summarizes the Company’s revenue by product (in thousands):

	Three Months Ended March 31,
	2022	2021
Creative	$148,398	$144,651
Editorial	78,753	70,359
Other	3,827	3,382
Total Revenue	$230,978	$218,392

The March 31, 2022 deferred revenue balance will be earned as content is downloaded, services are provided or upon the expiration of subscription-based products, and nearly all is expected to be earned within the next twelve months. During the three months ended March 31, 2022, the Company recognized revenue of $66.2 million, that had been included in deferred revenue as of January 1, 2022.

12.	REDEEMABLE PREFERRED STOCK

Under the second amended and restated certificate of incorporation, the Company’s is authorized to issue up to 900,000 shares series A preferred stock (the “Redeemable Preferred Stock”) with a par value of $0.01 per share. There are 696,115 and 677,484 Redeemable Preferred Stock shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.

Dividends declared and issued totaled $18.8 million (18,631 shares) for the three months ended March 31, 2022 and $16.9 million (16,691 shares) for the three months ended March 31, 2021. Preferred dividends are included in the Statements of Redeemable Preferred Stock and Stockholders’ Deficit as a detriment to common stockholders and a benefit to Redeemable Preferred stockholders. Such dividends are also included as an adjustment to net income attributable to Griffey Holdings. See “Note 16 — Net Income Attributable to Common Stockholders”.

The Company has classified its Redeemable Preferred Stock as mezzanine equity in the balance sheets as the shares are redeemable at the option of the holders.

The Redeemable Preferred Stock is considered probable of becoming redeemable as the holders have an option to request redemption of their Redeemable Preferred Shares on February 19, 2027. The Redeemable Preferred Stock has no voting rights and is not convertible into any other equity interests.

13.	EQUITY-BASED COMPENSATION

Equity-based compensation expense is recorded in “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Operations, net of estimated forfeitures. Equity-based compensation, net of forfeitures was $1.7 million and $1.6 million for the three months ended March 31, 2022 and March 31, 2021, respectively.

During the three months ended March 31, 2022, no options to purchase shares of its common stock were granted. As of March 31, 2022, there were 22,591,910 options vested and exercisable with a weighted average exercise price of $4.99. As of March 31, 2022, the total unrecognized compensation charge related to non-vested options was approximately $9.0 million, which is expected to be recognized through 2025.

14.	LEASES

The Company’s leases relate primarily to office facilities that expire on various dates from 2022 through 2032, some of which include one or more options to renew. All of the Company’s leases are classified as operating leases. Operating leases are included in “Right of use assets” in the Condensed Consolidated Balance Sheets. Current portion of the lease liabilities are included in “Accrued liabilities” and non-current portion of lease liabilities are included in “Lease liabilities” in the Condensed Consolidated Balance Sheets. Operating lease costs, including insignificant costs related to short-term leases, were $3.4 million and $6.1 million for the three months ended March 31, 2022 and March 31, 2021, respectively.

Additional information related to the Company’s leases as of and for the three months ended March 31, 2022, is as follows (in thousands, except for the lease term and discount rate):

As of March 31, 2022
Right of use asset	$53,393

Lease liabilities, current	10,670
Lease liabilities, non-current	52,969
Total lease liabilities	$63,639

Weighted average remaining lease term	6.9 years
Weighted average discount rate	5.6%

Cash paid for amounts included in lease liabilities	$3,852
Right of use asset obtained in exchange for lease obligation upon adoption	$54,738
Right of use asset obtained in exchange for lease obligation during three months ending March 31, 2022	$5,514

As of March 31, 2022, the Company signed a new lease for office space effective as of March of 2022 which increased commitments by $8.4 million through August of 2032. The lease for the existing space the Company occupied was expiring.

Maturities of lease liabilities as of March 31, 2022 were as follows (in thousands):

Year ending December 31,	As of March 31, 2022
2022 (remaining)	$10,543
2023	11,811
2024	12,205
2025	12,106
2026	6,679
Thereafter	24,918
Total undiscounted lease payments	78,262
Less: imputed interest	$(14,623)
Total lease liabilities	$63,639

Due to hybrid working arrangements, the Company reassessed its office needs and subleased several office locations during the quarter ending March 31, 2022. These agreements were considered to be operating leases. The Company has not been legally released from our primary obligations under the original leases and therefore the Company continues to account for the original lease separately. The Company recorded an ROU asset impairment charge in the three months ending March 31, 2022 of $2.6 million, which was the amount by which the carrying value of the lease ROU assets exceeded the fair values. Estimated fair values are based on the discounted cash flows of estimated net rental income for the office spaces subleased. The ROU asset impairment charge is included in “Other operating expense (income) - net” on the Condensed Consolidated Statement of Operations. Rent income from the sublessees are included in the statement of operations on a straight-line basis as an offset to rent expense associated with the original operating lease included in “Selling, general and administrative expenses” on the Condensed Consolidated Statement of Operations.

15.	INCOME TAXES

The Company recorded an income tax expense of $13.1 million for the three months ended March 31, 2022, as compared to income tax expense of $14.0 million for the three months ended March 31, 2021. The decrease in tax expense compared to the prior year is primarily due to a change in valuation allowance and pre-tax income. The provision for income taxes for interim periods is determined using an estimate of our annual effective rate. Any changes to the estimated annual rate is recorded in the interim period in which the change occurs.

The Company’s effective income tax rate for the three months ended March 31, 2022 is 34.3%. The most significant drivers of the difference between the Company’s 2022 statutory U.S. federal income tax rate of 21.0% and the Company’s effective tax rate are primarily due to jurisdictions with losses for which no tax benefit can be recognized and foreign withholding tax expense not analogous to pre-tax income. The effective income tax rate for the three months ended March 31, 2021 was 32.1%. The most significant drivers of the difference between the Company’s 2021 statutory U.S. federal income tax rate of 21.0% and the Company’s effective tax rate are primarily due to jurisdictions with losses for which no tax benefit can be recognized and foreign withholding tax expense not analogous to pre-tax income.

16.	NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2022	2021
NET INCOME	$25,107	$29,745
Less:
Net income attributable to noncontrolling interest	208	145
Redeemable Preferred Stock dividend	18,847	16,885
NET INCOME ATTRIBUTABLE TO GRIFFEY GLOBAL HOLDINGS, INC.	$6,052	$12,715

Weighted-average common shares outstanding:
Basic	153,320,276	153,303,505
Effect of dilutive securities	19,876,983	717,121
Diluted	173,197,259	154,020,626

Net income per share attributable to Griffey Global Holdings, Inc. common stockholders:
Basic	$0.04	$0.08
Diluted	$0.03	$0.08

For the three month ending March 31, 2021, there were 17,537,557 shares excluded from the dilutive calculation as their effect would have been anti-dilutive. There were no anti-dilutive shares for the three months ending March 31, 2022.

17.	SUBSEQUENT EVENTS

For its unaudited interim financial statements as of March 31, 2022 and the three months then ended, the Company has evaluated the effects of subsequent events through May 16, 2022, which is the date that these unaudited interim financial statements were issued.

Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis may contain forward-looking statements that are subject to numerous risks and uncertainties, and our future results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 8-K filing. The discussion should be read together with “Selected Historical Financial Data of Getty Images”, “Unaudited Condensed Combined Pro Forma Financial Information”, “Cautionary Note Regarding Forward-Looking Statements”, “Risk Factors” and the historical audited annual consolidated financial statements as of and for the years ended December 31, 2021 and 2020, and the respective notes thereto, included in the pre-effective amendment to an S-4 filing, made publicly available on April 22, 2022. Unless the context otherwise requires, all references in this section to “we,” “our,” “us” or Getty Images refer to the business of Getty Images, Inc., and its consolidated subsidiaries prior to the consummation of the Business Combination, which will be the business of the New CCNB and its subsidiaries following the Closing.

Business overview and recent developments

In 1995, Mark Getty and Jonathan Klein co-founded the predecessor to Getty Images, Inc. in London. In September 1997, Getty Communications, as it was called at the time, merged with PhotoDisc, Inc. to form Getty Images, Inc.

Griffey Global Holdings, Inc. (“Getty Images” or the “Company”) was incorporated in Delaware on September 25, 2012. In October of the same year, the Company indirectly acquired Getty Images. Getty Images Inc. and its subsidiaries collectively represent the operations of the Company.

Getty Images is a world leader in serving the visual content needs of businesses with over 486 million assets available through its industry-leading sites; gettyimages.com, istock.com and unsplash.com. New content and coverage is added daily, with 8-10 million new assets added each quarter and approximately 2.5 billion searches annually. The Company had 825 thousand purchasing customers in almost every country in the world with websites in 23 languages bringing the world’s best content to media outlets, advertising agencies and corporations of all sizes and, increasingly, serving individual creators and prosumers.

In support of its content, Getty Images employs over 100 staff photographers and videographers, distributes the content of over 488,000 contributors and more than 300 content partners. Over 80,000 of our contributors are exclusive to the Company, creating content that can’t be found anywhere else. Each year, we cover more than 160,000 global events across news, sport and entertainment, providing a depth and breadth of coverage that is unmatched. Getty Images also maintains one of the largest and best privately-owned photographic archives in the world with over 135 million images across geographies, time periods and verticals.

Through our content and coverage, Getty Images moves the world — whether the goal is commercial or philanthropic, revenue-generating or society-changing, market-disrupting or headline-driving. Through our staff, our exclusive contributors and partners, and our expertise, data and research, Getty Images’ content grabs attention, sheds light, represents communities and reminds us of our history.

We offer comprehensive content solutions including a la carte (“ALC”) and subscription access to our pre- shot content and coverage, custom content and coverage solutions, digital asset management tools, data insights, research, and print offerings.

For over 27 years, Getty Images has embraced innovation; from analogue to digital, from offline to e-commerce, from stills to video, from single image purchasing to subscriptions, from websites to APIs. With quality content at the core of our offerings, we embrace innovation as a means to better service our existing customers and to reach new ones.

Creative

Creative, is comprised of royalty free (“RF”) photos, illustrations, vectors and videos, that are released for commercial use and cover a wide variety of commercial, conceptual and contemporary subjects, including lifestyle, business, science, health, wellness, beauty, sports, transportation and travel. This content is available for immediate use by a wide range of customers with a depth, breadth and quality allowing our customers to produce impactful websites, digital media, social media, marketing campaigns, corporate collateral, textbooks, movies, television and online video content relevant to their target geographies and audiences. We primarily source Creative content from a broad network of professional, semi-professional and amateur creators, many of whom are exclusive to Getty Images. We have a global creative team of over 85 employees dedicated to providing briefing and art direction to our exclusive contributor community. Creative represents 64.2% and 66.2% of our revenue of which 45.2% and 40.3% is generated through our annual subscription products, for the three months ended March 31, 2022 and 2021, respectively. Annual Subscription products include all products and subscriptions with a duration of 12 months or longer, Unsplash API and Custom Content.

Editorial

Editorial, is comprised of photos and videos covering the world of entertainment, sports and news. We combine contemporary coverage of events around the globe and have one of the largest privately held archives globally with access to images from the beginning of photography. We invest in a dedicated editorial team of over 295 employees which includes over 100 award-winning staff photographers and videographers to generate our own coverage in addition to coverage from our network of primarily exclusive contributors and content partners. Editorial represents 34.1% and 32.2% of our revenue, of which 54.3% and 54.4% is generated through our annual subscription products, for the three months ended March 31, 2022 and 2021, respectively. Annual Subscription products include all subscriptions with a duration of 12 months or longer.

Other

Other represents 1.7% and 1.5% of our revenue for the three months ended March 31, 2022 and 2021, respectively. This includes music licensing, digital asset management and distribution services, print sales and data revenues.

We service a full range of customers through our industry-leading brands and websites:

Getty Images

Gettyimages.com offers premium creative content and editorial coverage, including video, with exclusive content, and customizable rights and protections. This site primarily serves larger enterprise agency, media and corporate customers with global customer support from our sales and service teams. Customers can purchase on an ALC basis or through our content subscriptions, including our “Premium Access” subscription, where we uniquely offer frictionless access across all of our content in one solution.

iStock

iStock.com is our budget-conscious e-commerce offering with access to creative stills and video, which includes exclusive content, to produce and maintain our customers’ visual communications. This site primarily serves small and mid- sized businesses (“SMB”), including the growing freelance market. Customers can purchase on an ALC basis or through a range of monthly and annual subscription options with access to an extensive amount of unique and exclusive content.

Unsplash

Unsplash.com is a platform offering free stock photo collections targeted to the high-growth prosumer and semi-professional creator segments. The Unsplash website reaches a significant and geographically diverse audience with 2021 monthly averages of more than 24 million users and 102 million image downloads. This acquisition, which closed on April 1, 2021, expanded our presence across the full spectrum of the world’s growing creative community.

In addition to our websites, customers and partners can access and integrate our content, metadata and search capabilities via our APIs and through a range of mobile apps and plugins.

We are a critical intermediary between content suppliers and a broad set of customers. We compete against a broad range of stock licensing marketplaces, editorial news agencies, creative agencies, production companies, staff and freelance photographers and videographers, photo and video archives, freelance marketplaces and amateur content creators, creative tools and services and free sources. Getty Images’ unique offering and approach offers a strong value proposition to our customers and content contributors.

For customers:

•	We offer a comprehensive suite of content, purchase and licensing options and services to meet the needs of our customers, regardless of project requirements, needs or budgets.
•	Our content sourcing and production, rights oversight, websites and content distribution are all supported by a unique, scalable cloud-based unified platform with powerful artificial intelligence/machine learning and data addressing all customers at scale.
•	Customers can avoid the costly investment and environmental impact of producing content on their own. This can include costs incurred from staffing, travel and access, model and location, hardware and production, and editing.
•	Customers do not have to wait for content to be produced and distributed and can avoid the difficulties and pitfalls of searching across the internet to locate and negotiate for rights to license or use specific content. Our best-in-class, scaled infrastructure offers customers a one-stop shop for instant content access and maneuverability.
•	Customers licensing from Getty Images and iStock receive trusted copyright claim protections, model and property releases and the ability to secure the necessary clearances for their intended use of the content.

For content contributors:

•	Access to a marketplace that reaches almost every country in the world, across all customer categories and sizes and generates annual royalties in excess of $200 million per year.
•	We maintain a dedicated and experienced creative insights team focused on understanding changes in customer demand, the visual landscape, the authentic portrayal of communities and cultures, and the evolution of core creative concepts. We work closely with leading organizations to augment our proprietary research and understanding of communities and cultures to provide content with authentic depiction. We convey this research to our exclusive contributors via actionable insights allowing them to invest in and create content that accurately caters to changing consumer demand and up to date market trends.
•	Not only do we provide exclusive contributors with scaled access to end markets and proprietary information, but we also provide premium royalty rates. This allows our exclusive contributors and partners to confidently invest more into their productions with the potential to generate higher returns.
•	Partnering with Getty Images allows contributors to focus on content creation and avoid time and financial investment in the marketing, sales, distribution and management of their content.

Unsplash Acquisition

On April 1, 2021, we acquired the entirety of Unsplash, Inc. (“Unsplash”), in exchange for $89.2 million in net cash funded through existing cash on hand plus an additional earnout potential of approximately $20.0 million based on revenue targets over two and three years. With more than 102 million images downloaded every month, the Unsplash platform powers the creativity of tens of millions of users via the Unsplash website and thousands of partner integrations through the Unsplash API. Through the combination of the Getty Images, iStock and Unsplash brands, and their corresponding websites and APIs, Getty Images is uniquely positioned to reach and enable creativity and communications across the full spectrum of the world’s growing creative community.

Impact of COVID-19

The COVID-19 pandemic is significantly impacting economies around the world. During this time, ensuring that our customers continue to have access to our extensive library of visual content, including the latest global news coverage and exclusive images, and that our employees remain safe is of utmost importance.

During the height of the pandemic in 2020 and for the majority of 2021, our global event coverage was negatively impacted as a result of wide-spread, COVID-19 related government, event organizer or league shut down or postponement of sports and entertainment events, adversely impacting our paid assignment and editorial licensing revenues. We have taken steps to ensure our employees remain safe and healthy, including enabling our employees to work from home whenever possible and we have been able to effectively deliver our services remotely. While COVID-19 is having significant worldwide impact, we remain confident that we have the right team and have taken the right steps to allow us to get through this difficult time.

The economic uncertainty caused by COVID-19 has had an impact on our customers, which resulted in an unfavorable impact to our revenue for the three months ended March 31, 2021, to varying degrees geographically. Due to the constantly changing and ongoing evolution of the COVID-19 pandemic and the impact on the operations of our customers, partners and contributors, we cannot predict with any level of certainty the impact on our business, financial condition, cash flows or results of operations, however, the COVID-19 pandemic is having less of an impact on our financial results during the three months ended March 31, 2022 than our prior reporting since the onset of the COVID-19 pandemic.

See “Risk Factors — The effect of the COVID-19 pandemic on our operations, and the operations of our customers, partners and suppliers, has had, and is expected to continue to have an effect on our business, financial condition, cash flows and results of operations.”

Russia and Ukraine Conflict

Getty Images does not maintain a direct business or employee presence within Russia or Ukraine. Our in-country presence is limited to our editorial staff covering the conflict and broader consequences. Revenues generated through e-commerce and third-party licensing of our content within Russia and Ukraine represent less than 1 percent of our business. We do work with creative contributors within Ukraine and Russia, of which, the majority are non-exclusive to Getty Images. We continue to license their content and are complying with all sanctions and trade rules.

Proposed Business Combination

Getty Images, the Partnership, CCNB, New CCNB, Domestication Merger Sub, G Merger Sub 1, G Merger Sub 2, entered into the Business Combination Agreement on December 9, 2021, pursuant to which (i) on the Closing Date, New CCNB will statutorily convert from a Delaware limited liability company to a Delaware corporation and at 12:01 a.m. on the Closing Date, CCNB will be merged with and into Domestication Merger Sub, with Domestication Merger Sub surviving the merger as a wholly-owned direct subsidiary of New CCNB, (ii) on the Closing Date following the Domestication Merger, G Merger Sub 1 will be merged with and into Getty Images, with Getty Images surviving the merger as an indirect wholly-owned subsidiary of New CCNB and (iii) immediately after the First Getty Merger, Getty Images will be merged with and into G Merger Sub 2 with G Merger Sub 2 surviving the merger as an indirect wholly owned subsidiary of New CCNB.

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, CCNB will be treated as the acquired company and Getty Images will be treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New CCNB will represent a continuation of the financial statements of Getty Images, with the Business Combination treated as the equivalent of Getty Images issuing stock for the historical net assets of CCNB, accompanied by a recapitalization. The net assets of CCNB will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Getty Images.

As a consequence of the Business Combination, Getty Images will become the successor to an SEC- registered and NYSE-listed company which will require Getty Images to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Getty Images expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

Key Operating Metrics (KPI)

The Key Operating Metrics outlined below are the metrics that provide management with the most immediate understanding of the drivers of business performance and our ability to deliver shareholder return, track to financial targets and prioritize customer satisfaction. Note, comparisons to March 31, 2021 across all trailing twelve month metrics reflect some COVID-19 impact.

	Twelve months ended
	March 31,
	2022	2021
Total purchasing customers (thousands)	825	731
Total active annual subscribers (thousands)	81	62
Paid download volume (millions)	89	84
LTM annual subscriber revenue retention rate	104.6%	91.1%
Image collection (millions)	466	421
Video collection (millions)	21	17
Video attachment rate	12.0%	11.4%

Total purchasing customers is the count of total customers who made a purchase within the reporting period based on billed revenue. This metric provides management and investors with an understanding of both how we are growing our purchasing customer base and combined with revenue, an understanding of our average revenue per purchasing customer. This metric differs from total customers which is a count of all downloading customers, irrespective of whether they made a purchase in the period. The increase in total purchasing customers during the last twelve months (“LTM”) ended March 31, 2022 as compared to the LTM ended March 31, 2021 reflects growth in new customers, consistency of purchasing patterns of our existing customers and our ability to produce relevant content for our customers.

Total active annual subscribers is the count of customers who purchased an annual subscription product during the LTM reporting period. This metric provides management and investors with visibility into the rate at which we are growing our annual subscriber base and is highly correlated to the percentage of our revenue that comes from annual subscription products. Growth in annual subscribers reflects the Company’s deliberate focus on expanding its subscription offerings for customers to provide comprehensive content solutions across all price points.

Paid download volume is a count of the number of content downloads by our customers in the reported period. This metric informs both management and investors about the volumes at which customers are engaging with our content over time. Growth in paid download volumes is a signal that our content is meeting the evolving needs of our customers. Paid download volume increased in the LTM period ended March 31, 2022, as compared to the LTM period ended March 31, 2021.

LTM annual subscriber revenue retention rate calculates retention of total revenue for customers on an annual subscription product, comparing the customer’s total billed revenue (inclusive of both annual subscription and non-annual subscription products) in the LTM period to the prior twelve month period. For example, LTM annual subscriber booked revenue (the amount of revenue invoiced to customers) for the period ended March 31, 2022 was 104.6% of revenue from these customers in the period ended March 31, 2021. Revenue retention rate informs management and investors on the degree to which we are maintaining or growing revenue from our annual subscriber base. As we continue to focus on growing subscriptions as percentage of total revenue, revenue retention for these customers is a key driver of the predictability of our financial model with respect to revenue. LTM annual subscriber revenue retention rate increased for the period ended March 31, 2022, as compared to the period ended March 31, 2021.

Image and Video collection is a count of the total images and videos in our content library as of the reporting date. Management and investors can view growth in the size, both depth and breadth, of the content library as an indication of our ability to continue to expand our content offering with premium, high quality, contemporary content to meet the evolving needs of our customers. Image and video collections increased during the period ending March 31, 2022 as compared to the period ending March 31, 2021.

Video attachment rate is a measure of the percentage of total customer downloaders who are video downloaders. Customer demand for video content continues to grow and represents a significant opportunity for revenue growth for Getty Images. The video attachment rate provides management and investors with an indication of our customers’ level of engagement with our video content offering. Our expansion of video across our subscription products is focused on further increasing the attachment rate over time. The increase in video attachment rates from the period ending March 31, 2021 to the period ending March 31, 2022 reflects the increase in video demand from our customers.

Executive summary

Revenue

We generate revenue by licensing content to customers through multiple license models and purchase options, as well as by providing related services to our customers. The key image licensing model in the pre-shot market is RF. Content licensed on a RF basis is subject to a standard set of terms, allowing the customer to use the image for an unlimited duration and without limitation on the use or application. Within our video offering, we also offer a licensing model known as Rights-Ready. The Rights-Ready model offers a limited selection of broader usage categories, thus simplifying the purchase process.

In addition to licensing imagery and video, we also generate revenue from custom content solutions, photo & video assignments, music content in some of our subscriptions, print sales, data licensing and licensing our digital asset management systems to help customers manage their owned and licensed digital content.

References to “reported revenue” in this discussion and analysis are to our revenue as reported in our historical audited consolidated financial statements for the relevant periods and reflect the effect of changes in foreign currency exchange rates. References to “currency neutral” (“Currency Neutral” or “CN”) revenue growth (expressed as a percentage) in this section refer to our revenue growth (expressed as a percentage), excluding the effect of changes in foreign currency exchange rates. See “— Non-GAAP Financial Measures” for additional information regarding Currency Neutral revenue growth (expressed as a percentage).

Cost of revenue (exclusive of depreciation and amortization shown separately below)

The ownership rights to the majority of the content we license are retained by the owners, and licensing rights are provided to us by a large network of content suppliers. When we license content entrusted to us by content suppliers, we pay royalties to them at varying rates depending on the license model and the use of that content that our customers select. Suppliers who choose to work with us under contract typically receive royalties of 20% to 50% of the total license fee we charge customers, depending on the basis on which their content is licensed by our customers. We also own the copyright to certain content in our collections (wholly-owned content), including content produced by our staff photographers for our editorial product, for which we do not pay any third-party royalties. Cost of revenue includes certain costs of our assignment photo shoots, but excludes amortization associated with creating or buying content. Cost of revenue consists primarily of royalties owed to content contributors, comprised of photographers, filmmakers, Image Partners and third party music content providers. We expect our cost of revenue as a percentage of revenue to vary modestly based on changes in revenue mix by product, as royalty rates vary depending on license model and use of content.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) primarily consists of staff costs, marketing expense, occupancy costs, professional fees and other general operating charges. We expect our selling, general and administrative expenses to increase in absolute dollars but remain relatively constant as a percentage of revenue in the near term. Absolute dollar spending will increase as we continue to expand our operations and hire additional personnel to support our growth, in addition to incurring incremental expenses to comply with the additional requirements of being a public company. Lastly, we expect our marketing to increase in absolute dollars but to stay relatively constant as a percentage of revenue. However, the Company will continue to evaluate opportunities to incrementally invest in marketing as may be appropriate.

Depreciation

Depreciation expense consists of internally developed software, content and equipment depreciation. We record property and equipment at cost and reflect balance sheet balances net of accumulated depreciation. We record depreciation expense on a straight-line basis. We depreciate leasehold improvements over the shorter of the respective lives of the leases or the useful lives of the improvements.

We expect depreciation expense to remain stable as we continue to innovate and invest in the design, user experience and performance of our websites.

Amortization

Amortization expense consists of the amortization of intangible assets related to acquired customer relationships, trademarks and other intangible assets. We expect amortization expense to decrease in the coming years as some of our intangibles become fully amortized.

Factors affecting results of operations

A shift in the product mix of our revenue may affect our overall cost of revenue as a percentage of revenue. Our revenues and profitability are also subject to fluctuations in foreign exchange rates. The weakening or strengthening of our reporting currency, the U.S. dollar, during any given period as compared to currencies that we collect revenues in, most notably, the Euro and British pound, impacts our reported revenues.

Our future financial condition and results of operation will also be dependent upon various factors that generally affect the digital content industry, including the general trends affecting the media, marketing and advertising customer bases that we target. In addition, our financial condition and results of operation will continue to be affected by factors that affect internet commerce companies and by general macroeconomic factors such as the global uncertainty caused by the COVID-19 pandemic.

Results of Operations

Comparison of the Three Months Ended March 31, 2022 and March 31, 2021

Consolidated statements of operations

	Three Months Ended March 31,		increase (decrease)
(In thousands)	2022	2021	$ change	% change
Revenue	$230,978	$218,392	$12,586	5.8%
Cost of revenue (exclusive of depreciation and amortization shown separately below)	61,894	59,608	2,286	3.8%
Selling, general and administrative expense	93,153	84,775	8,378	9.9%
Depreciation	12,512	12,904	(392)	(3.0)%
Amortization	12,205	12,019	186	1.5%
Other operating expense (income), net	2,706	(502)	3,208	NM
Operating expense	182,470	168,804	13,666	8.1%
Income from operations	48,508	49,588	(1,080)	(2.2)%
Interest expense	(29,600)	(30,424)	824	(2.7)%
Gain on fair value adjustment for swaps and foreign currency exchange contract - net	12,126	5,882	6,244	106.2%
Unrealized foreign exchange gains - net	7,043	18,582	(11,539)	(62.1)%
Other non-operating income, net	157	149	8	5.4%
Total other expense	(10,274)	(5,811)	(4,463)	76.8%
Income before income taxes	38,234	43,777	(5,543)	(12.7)%
Income tax expense	(13,127)	(14,032)	905	(6.4)%
Net income	$25,107	$29,745	$(4,638)	(15.6)%

NM - Not meaningful

Revenue by product

	Three Months Ended
	March 31,				increase / (decrease)
(In thousands)	2022	% of revenue	2021	% of revenue	$ change	% change	CN % change
Creative	148,398	64.2%	144,651	66.2%	3,747	2.6%	5.2%
Editorial	78,753	34.1%	70,359	32.2%	8,394	11.9%	14.2%
Other	3,827	1.7%	3,382	1.5%	445	13.1%	15.4%
Total revenue	$230,978	100.0%	$218,392	100.0%	$12,586	5.8%	8.3%

Consolidated Revenue. For the three months ended March 31, 2022, reported revenue was $231.0 million as compared to reported revenue of $218.4 million for the three months ended March 31, 2021. On a reported basis, revenue increased by 5.8% (8.3% CN) for the three months ended March 31, 2022.

Creative.  In Creative, revenue increased on a reported basis 2.6% (5.2% CN) for the three months ended March 31, 2022. Our Premium Access subscription like product showed growth compared to the prior year quarter (increased by $3.9 million) as we continue to drive customers to our committed solutions. Additional increases were driven by our Unsplash acquisition that didn’t occur until the second quarter of 2021 (increased by $3.6 million) and our increased outbound sales focus on corporate customers which stimulated strong growth within Custom Content (increased by $1.2 million). Offsetting these increases were declines in our Premium Royalty Free ALC product (decrease of $4.7 million) which was largely due to our continued focus on driving customers to our committed solutions.

Editorial. In Editorial, revenue increased on a reported basis 11.9% (14.2% CN) for the three months ended March 31, 2022. The increase was seen across both assignments (increased by $3.3 million) and editorial subscription and Premium Access offerings (increased $4.1 million), primarily in Sport and Entertainment, from the COVID-19 recovery we’ve seen since 2021.

Other. This category includes music licensing, digital asset management and distribution services, print sales, and data licensing revenues. Revenue for the three months ended March 31, 2022 from our Other product increased on a reported basis by 13.1% (15.4% CN). The increase for the three months ended March 31, 2022 was driven by nearly all categories.

Cost of revenue (exclusive of depreciation and amortization). Cost of revenue for the three months ended March 31, 2022 was $61.9 million (26.8% of revenue) compared to $59.6 million (27.3% of revenue) in the prior year period. The decrease in cost of revenue as a percentage of revenue compared to the prior period was due primarily to revenue mix by product. Generally, cost of revenue rates will vary modestly period over period based on changes in revenue mix by product, as royalty rates vary depending on the license model and use of content.

Selling, general and administrative expense. Reported SG&A expense increased by $8.4 million or 9.9% (11.6% CN) for the three months ended March 31, 2022. SG&A fluctuations from the prior period include the following:

•	increase in staff costs of $3.3 million for the three months ended March 31, 2022. The change is largely driven by increases in salaries due to normal recurring annual salary raises in addition to increased headcount, largely due to the acquisition of Unsplash on April 1, 2021.
•	increase in computer related expenses of $1.5 million for the three months ended March 31, 2022. The increase is due primarily to our continued growth and related cloud storage needs.
•	increases in marketing spend of 15.6% ($1.9 million) for the three months ended March 31, 2022. For the three months ended March 31, 2022, marketing spend as a percentage of sales increased to 6.1% from the three months ended March 31, 2021 ratio of 5.6%. These increases are due primarily to increased spend in digital marketing as we continue to invest in growth markets.

Depreciation expense. For the three months ended March 31, 2022, depreciation expense was $12.5 million which was in line with the prior year.

Amortization expense. For the three months ended March 31, 2022, amortization expense was $12.2 million which was in line with the prior year.

Other operating expense (income) - net. For the three months ended March 31, 2022, the increase in other operating expense, net from prior period was $3.2 million. The increase in expense was driven by the abandonment of some of our office space in North America as we continue to evaluate our global office space needs.

Interest expense. We recognized interest expense of $29.6 million and $30.4 million for the three months ended March 31, 2022 and March 31, 2021, respectively. Our interest expense primarily consists of interest charges on our outstanding Term Loans, Senior Notes, and the unused portion of our revolving credit facility as well as the amortization of original issue discount on our term loans and amortization of deferred debt financing fees.

Fair value adjustment for swaps and foreign currency exchange contract - net. We recognized fair value adjustment gains for our swaps and foreign currency exchange contracts, net of $12.1 million for the three months ended March 31, 2022, compared with net gains of $5.9 million for the three months ended March 31, 2021. Gains and losses are driven by changes in interest and foreign exchange rates, relative to the rates in our derivatives.

Unrealized Foreign exchange gains - net. We recognized foreign exchange gains, net of $7.0 million for the three months ended March 31, 2022, compared with gains of $18.6 million for the three months ended March 31, 2021. These changes are primarily driven by fluctuations in the EUR related to our EUR Term Loans.

Other non-operating income - net. We recognized insignificant amounts of other non-operating income, net for the three months ended March 31, 2022 and 2021.

Income tax expense. The Company’s income tax expense decreased by $0.9 million to an expense of $13.1 million for the three months ended March 31, 2022, as compared to an expense of $14.0 million for the three months ended March 31, 2021. The Company’s effective income tax rate for the three months ended March 31, 2022 is 34.3%, as compared to 32.1% for the three months ended March 31, 2021. The decrease in tax expense compared to the prior year is primarily due to a change in valuation allowance and pre-tax income.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures of Currency Neutral revenue growth (expressed as a percentage) and Adjusted EBITDA are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most comparable GAAP financial measures.

Currency Neutral Revenue

Currency Neutral revenue growth (expressed as a percentage) excludes the impact of fluctuating foreign currency values pegged to the U.S. dollar between comparative periods by translating all local currencies using the current period exchange rates. We consistently apply this approach to revenue for all countries where the functional currency is not the U.S. dollar. We believe that this presentation provides useful supplemental information regarding changes in our revenue not driven by fluctuations in the value of foreign currencies.

Adjusted EBITDA

A reconciliation is provided below to the most comparable financial measure stated in accordance with GAAP. We define adjusted EBITDA margin as the ratio of adjusted EBITDA to revenue.

	Three Months Ended March 31,
(in thousands)	2022	2021
Net income	$25,107	$29,745
Add/(less) non-GAAP adjustments:
Depreciation and amortization	24,717	24,923
Other operating expense (income) - net	2,706	(502)
Interest expense	29,600	30,424
Fair value adjustments, foreign exchange and other non operating income [1]	(19,326)	(24,613)
Income tax expense	13,127	14,032
Stock comp expense	1,741	1,602
Adjusted EBITDA	$77,672	$75,611
Adjusted EBITDA margin	33.6%	34.6%
Net income margin	10.9%	13.6%

1 Fair value adjustments for our swaps and foreign currency exchange contracts, foreign exchange gains (losses) and other insignificant non-operating related expenses.

Liquidity and Capital Resources

Our sources of liquidity are our existing cash and cash equivalents, cash provided by operations and amounts available under our revolving credit facility. As of March 31, 2022 and December 31, 2021, we have cash and cash equivalents of $210.8 million and $186.3 million, respectively, and availability under our revolving credit facility, which expires in February 2024, of $80.0 million. Our principal liquidity needs include debt service and capital expenditures, as well as those required to support working capital, internal growth, and strategic acquisitions and investments.

Future cash needs

We expect to fund our ordinary course operating activities from existing cash and cash flows from operations and believe that these sources of liquidity will be sufficient to fund our ordinary course operations and other planned investing activities for the foreseeable future. From time to time, we may evaluate potential acquisitions, investments and other growth and strategic opportunities. While we believe we have sufficient liquidity to fund our ordinary course operations for the foreseeable future, our sources of liquidity could be affected by current and future difficult economic conditions, payment of certain restructuring costs, reliance on key personnel, international risks, intellectual property claims, the resolution of pending or future tax audits or other factors described herein under “Potential liability and insurance” and “Quantitative and qualitative disclosures about market risk.”

We may, from time to time, incur or increase borrowings under the revolving credit facility or issue new debt securities, if market conditions are favorable, to meet our future cash needs or to reduce our borrowing costs. We or our affiliates from time to time consider potential transactions intended to rationalize our Consolidated Balance Sheet. In connection with any such transactions, we may, among other things, seek to retire our outstanding notes or loans through cash purchases and/or exchanges for equity or other securities, in open market purchases, privately negotiated transactions, tenders or otherwise. Such repurchases, exchanges, or other transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Our liquidity may also be adversely affected by the resolution of pending or future tax audits. We may be subject to tax liabilities in excess of amounts reserved for liabilities for uncertain tax positions on our Consolidated Balance Sheet. In addition, certain jurisdictions in which we have current open tax audits require taxpayers to pay assessed taxes in advance of contesting, whether by way of litigation or appeal, an adverse determination or assessment by the relevant taxing authority. The amount of any such advance payment depends upon the amount in controversy and may be material, and payment of any such amount could adversely affect our liquidity. A jurisdiction that collects any such advance payment generally will repay such amounts if we ultimately prevail in the related litigation or appeal. See “Note 10 — Commitments and Contingencies” and “Note 17 — Income Taxes” to our December 31, 2021 consolidated financial statements for additional discussions of our pending tax audits and our uncertain tax positions and risks related thereto.

Cash Flows

	Three Months Ended March 31,		increase (decrease)
(Dollars in thousands)	2022	2021	$ change	% change
Net cash provided by operating activities	$49,365	$40,437	$8,928	22.1%
Net cash used in investing activities	$(16,235)	$(11,711)	$(4,524)	(38.6)%
Net cash used in financing activities	$(5,652)	$(9,649)	$3,997	41.4%
Effects of exchange rate fluctuations	$(3,586)	$776	$(4,362)	(562.1)%

Cash provided by operating activities was $49.4 million for the three months ended March 31, 2022 as compared to cash provided by operating activities of $40.4 million for the three months ended March 31, 2021. Net cash provided by operating activities for the three months ended March 31, 2022 is primarily due to net income of $25.1 million adjusted for noncash expenses of $23.1 million and a decrease in accounts receivable of $11.4 million, partially offset by a decrease in accrued expenses of $20.6 million.

Our investing activities used $16.2 million and $11.7 million in cash during the three months ended March 31, 2022 and 2021, respectively, which was used to acquire property and equipment. The property and equipment is mainly related to internal software development as we continue to innovate and invest in the design, user experience and performance of our websites.

For the three months ended March 31, 2022 and 2021, our financing activities used $5.7 million and $9.6 million of cash, respectively. Financing activities for the three months ended March 31, 2022 includes equity issuance costs related to our proposed business combination and principal payments on our Term Loans.

Contractual obligations, guarantees and other potentially significant uses of cash

A summary of contractual cash obligations as of December 31, 2021 is as follows:

(Dollars in thousands)	2022-2023	2024-2025	2026 and thereafter	Total
Long-term indebtedness, including current portion and interest	$248,290	$248,309	$1,785,376	$2,281,975
Operating lease obligations[1]	26,089	24,076	32,745	82,910
Minimum royalty guarantee payments to suppliers of content[2]	83,028	62,100	29,493	174,621
IT Commitments	5,946	—	—	5,946
Other commitments	4,224	—	—	4,224
Total	$367,577	$334,485	$1,847,614	$2,549,676

1 Offsetting operating lease payments will be immaterial receipts for subleased facilities.

2 Offsetting the minimum royalty guarantee payments to content suppliers will be minimum guaranteed receipts from content suppliers.

The table above excludes the estimated the fair value of the Contingent Consideration of $14.5 million as of March 31, 2022 as the payout is not certain. See “Note 4 — Fair Value of Financial Instruments” within the consolidated financial statements for additional information.

As of March 31, 2022, we signed a new lease for office space effective as of March of 2022 which increased our commitments by $8.4 million through August of 2032. The lease for the existing space the Company occupied was expiring. There were no other material changes to the commitments since December 31, 2021.

Capital expenditures

We have historically had a predictable level of capital expenditures, a significant portion of which has been discretionary and growth-related. Our capital expenditures have generally consisted of costs related to imagery and other content creation, capitalized labor for development of software, purchased computer hardware, and leasehold improvements. Content creation capital expenditures include capitalized internal and external labor for ingesting and editing creative content, image acquisition, buying image collections from photographers or Image Partners, and cameras, lenses and miscellaneous imaging equipment primarily for our editorial operations. Software includes computer software developed for internal use and consists of internal and external costs incurred during the application development stage of software development and costs of upgrades or enhancements that result in additional software functionality.

Off-balance sheet arrangements

From time to time, we may issue small amounts of letters of credit to provide credit support for leases, guarantees, and contractual commitments. The fair values of the letters of credit reflect the amount of the underlying obligation and are subject to fees competitively determined in the marketplace. As of March 31, 2022 and March 31, 2021, we had no material letters of credit outstanding or other off-balance sheet arrangements except for operating leases entered into in the normal course of business.

Effects of inflation and changing prices

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business and adversely affect our financial condition and results of operations.

Potential liability and insurance

We indemnify certain customers from claims related to alleged infringements of the intellectual property rights of third parties or misappropriation of publicity or personality rights of third parties, such as claims arising from copyright infringement or failure to secure model and property releases for images we license if such a release is required. The standard terms of these indemnifications require us to defend those claims upon notice and pay related damages, if any. We typically mitigate this risk by requiring all uses of licenses to be within the scope of our licenses, and by securing necessary model and property releases for Creative Stills content and by contractually requiring contributing photographers and other content partners to do the same prior to submitting any content to us, and by limiting damages/liability in certain circumstances. Additionally, we require all contributors and Image Partners, as well as companies that are potential acquisition targets to warrant that the content licensed to or purchased by us does not and will not infringe upon or misappropriate the rights of third parties. We also require contributing photographers, Image Partners and other content partners and sellers of businesses or image collections that we have purchased to indemnify us in certain circumstances where a claim arises in relation to an image they have provided or sold to us. Image Partners and other content partners are also typically required to carry insurance policies for losses related to such claims and individual contributors are encouraged to carry such policies and we have insurance policies to cover litigation costs for such claims. We will record liabilities for these indemnifications if and when such claims are probable and the range of possible payments and available recourse from content partners can be estimated, as applicable. Historically, the exposure to such claims has been immaterial, as were the recorded liabilities for intellectual property infringement at March 31, 2022 and 2021. As such, management believes the estimated fair value of these liabilities is minimal.

In the ordinary course of business, we also enter into certain types of agreements that contingently require us to indemnify counterparties against third-party claims. These may include:

•	agreements with vendors and suppliers, under which we may indemnify them against claims arising from our use of their products or services;
•	agreements with customers other than those licensing images, under which we may indemnify them against claims and uncollectible trade accounts receivable arising from their use of our products or services in their markets;
•	agreements with agents, delegates and distributors, under which we may indemnify them against claims arising from their distribution of our products or services;
•	real estate and equipment leases, under which we may indemnify lessors against third-party claims relating to use of their property;
•	agreements with directors and officers, under which we indemnify them to the full extent allowed by Delaware law against claims relating to their service to us; and
•	agreements with purchasers of businesses we have sold, under which we may indemnify the purchasers against claims arising from our operation of the businesses prior to sale.

The nature and terms of these indemnifications vary from contract to contract, and generally a maximum obligation is not stated. Because management does not believe a liability is probable, no related liabilities were recorded at March 31, 2022 and 2021. We are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial statements, these matters are subject to inherent uncertainties and management’s judgment about these matters may change in the future. Additionally, we hold insurance policies that mitigate potential losses arising from certain indemnifications, and historically, significant costs related to performance under these obligations have not been incurred.

Income taxes

We account for income taxes and accruals for uncertain tax positions using the asset and liability approach. Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management’s best assessment of current and future taxes to be paid. Our judgments, assumptions, and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We conduct operations on a global basis and are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rate is subject to significant variation due to several factors, including variability in accurately predicting our taxable income and the geographical mix of our pre-tax earnings. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities. We record unrecognized tax benefits as liabilities in accordance with ASC 740, “Income Taxes” (“ASC 740”) and adjust these liabilities when our judgment changes as result of the evaluation of new information not previously available. Such amounts are based on management’s judgment and best estimate as to the ultimate outcome of tax audits.

Critical accounting policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses reported during the period. Some of the estimates and assumptions that require the most difficult judgments are:

•	the assumptions used to estimate unused capped subscription-based and credit-based products;
•	the assumptions used to allocate transaction price to multiple performance obligations for uncapped subscription arrangements;
•	the sufficiency of the allowance for doubtful accounts;
•	the assumptions used to assess the recoverability of goodwill;
•	the appropriateness of the valuation and useful lives of intangibles and other long-lived assets;
•	the assumptions used to estimate the Contingent Consideration;
•	the assumptions used to value equity-based compensation arrangements; and
•	the appropriateness of the amount of accrued income taxes, including the potential outcome of future tax consequences of events that have been recognized in the consolidated financial statements as well as the deferred tax asset valuation allowances;

These judgments are inherently uncertain which directly impacts their valuation and accounting. Actual results and outcomes may differ from our estimates and assumptions.

Revenue recognition

Revenue is derived principally from licensing rights to use images, video footage and music that are delivered digitally. Digital content licenses are generally purchased on a monthly or annual subscription basis, whereby a customer either pays for a predetermined quantity of content or for access to our content library that may be downloaded over a specific period of time, or, on a transactional basis, whereby a customer pays for individual content licenses at the time of download. Also, a significant portion of revenue is generated through the sale and subsequent use of credits. Various amounts of credits are required to license digital content.

We recognize revenue gross of contributor royalties because we’re the principal in the transaction as we are the party responsible for the performance obligation and we control the product or service prior to transferring to the customer. We also license content to customers through third-party delegates worldwide (approximately 3% of total revenues for the three months ended March 31, 2022 and 2021). Delegates sell our products directly to customers as the principal in those transactions. Accordingly, we recognize revenue net of costs paid to delegates. Delegates typically earn and retain 35% to 50% of the license fee, and we recognize the remaining 50% to 65% as revenue.

We maintain a credit department that sets and monitors credit policies that establish credit limits and ascertains customer creditworthiness, thus reducing the risk of potential credit loss. Revenue is not recognized unless it is determined that collectability is reasonably assured. Revenue is recorded at invoiced amounts (including discounts and applicable sales taxes) less an allowance for sales returns which is based on historical information. Customer payments received in advance of revenue recognition are contract liabilities and are recorded as deferred revenue. Customers that do not pay in advance are invoiced and are required to make payments under standard credit terms.

The Company recognizes revenue under the core principle to depict the transfer of control to our customers in an amount reflecting the consideration to which we expect to be entitled. In order to achieve that core principle, we apply the following five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when a performance obligation is satisfied.

The recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in identifying the performance obligations and the standalone selling price of the performance obligations. At contract inception, we assess the product offerings in our contracts to identify performance obligations that are distinct. A performance obligation is distinct when it is separately identifiable from other items and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

For digital content licenses, we recognize revenue on capped subscription-based, credit-based sales and single image licenses when content is downloaded, at which time the license is provided. In addition, we estimate expected unused licenses for capped subscription-based and credit-based products and recognize the revenue associated with the unused licenses throughout the subscription or credit period. The estimate of unused licenses is based on historical download activity and future changes in the estimate could impact the timing of revenue recognition of our subscription products.

For uncapped digital content subscriptions, we have determined that access to the existing content library and future digital content updates represent two separate performance obligations. As such, a portion of the total contract consideration related to access to the existing content library is recognized as revenue at the commencement of the contract when control of the content library is transferred. The remaining contractual consideration is recognized as revenue ratably over the term of the contract when updated digital content is transferred to the licensee, in line with when the control of the new content is transferred. Management allocates the total contract consideration to each performance obligation based on a relative standalone selling price basis. We do not sell “existing content” and “future content” separately to the customer. We believe that the best estimate for value provided to the customer for each performance obligation is based on our customers’ historical content download and usage patterns. We determine the standalone selling price for each based on these observable patterns.

Revenue associated with hosted software services is recognized ratably over the term of the license.

Foreign currencies

Assets and liabilities for subsidiaries with functional currencies other than the U.S. dollar are recorded in foreign currencies and translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to “Other comprehensive income (loss)” (“OCI”), as a separate component of stockholder’s deficit. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in “Foreign exchange gain (losses) — net” in the Consolidated Statements of Operations. For the three months ended March 31, 2022 and 2021, the Company recognized net foreign currency transaction gains of $7.0 million and $18.6 million, respectively.

Accounts receivable, net

Accounts receivable are trade receivables, net of reserves for allowances for doubtful accounts totaling $6.3 million as of March 31, 2022 and $5.9 million as of March 31, 2021.

Allowance for doubtful accounts is calculated based on historical losses, existing economic conditions, and analysis of specific older account balances of customer and delegate accounts. Trade receivables are written off when collection efforts have been exhausted. The allowance for sales returns is estimated based on historical returns as a percentage of revenue. Estimated sales returns are recorded as a reduction of revenue and were insignificant in all periods presented. Less than 7% of the recorded trade receivables were more than 90 days past-due as of March 31, 2022, compared to less than 8% at March 31, 2021. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers and their dispersion across many geographic areas.

Goodwill

The Company evaluates goodwill for impairment annually or more frequently when an event occurs, or circumstances change that indicate the carrying value of the one reporting unit may not be recoverable. Circumstances that could indicate impairment and require impairment tests more frequently than annually include: significant adverse changes in legal factors or market and economic conditions, a significant decline in the financial results of the Company’s operations, significant changes in strategic plans, adverse actions by regulators, unanticipated changes in competition and market share, or a planned disposition of a significant portion of the business. Management performs the annual goodwill impairment analysis as of October 1 each year. The Company performed a qualitative screen for its 2021 and 2020 goodwill impairment analyses. All of the factors above were considered as well as the indicated transaction equity value under the terms of the Business Combination Agreement, which was under negotiation at the time of the Company’s test. Given the significant headroom in excess of 100%, the Company passed a qualitative assessment in regard to goodwill impairment, determining that it is unlikely the fair value of the reporting unit is less than its carrying value. As circumstances change, it is possible that future goodwill impairment analysis could result in goodwill impairments, which would be included in the calculation of income or loss from operations.

Identifiable intangible assets

Identifiable intangible assets are assets that do not have physical representation but that arise from contractual or other legal rights or are capable of being separated or divided from the Company and sold, transferred, licensed, rented or exchanged. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, unless such life is determined to be indefinite. The remaining useful lives of identifiable intangible assets are reassessed each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. Potential impairment of identifiable intangible assets is evaluated annually or whenever circumstances indicate that the carrying value may not be recoverable through projected discounted or undiscounted cash flows expected to be generated by the asset. There have been no significant impairments or significant changes in estimated useful lives during any of the periods presented.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairment exists when the carrying value of an asset is not recoverable and exceeds its fair value. The carrying value of an asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The fair value of an asset is the price that would be received to sell the asset in an orderly transaction between market participants at the measurement date. Impairments are included in other operating expenses or, if material, shown separately and included in the calculation of income from operations. There have been no significant impairments during any of the periods presented.

Contingent Consideration

The Company records a liability for contingent consideration at the date of a business combination and reassesses the fair value of the liability each period until it is settled. Upon settlement of these liabilities, the portion of the contingent consideration payment that is attributable to the initial amount recorded as part of the business combination will be classified as a cash flow from financing activities and the portion of the settlement that is attributable to subsequent changes in the fair value of the contingent consideration will be classified as a cash flow from operating activities in the Consolidated Statement of Cash Flows.

Equity-Based Compensation

Equity-based compensation is accounted for in accordance with authoritative guidance for equity- based payments. This guidance requires equity-based compensation cost to be measured at the grant date based on the fair value of the award and recognized as expense over the applicable service period, which is the vesting period, net of estimated forfeitures. Compensation expense for equity-based payments that contain service conditions is recorded on a straight-line basis, over the service period of generally five years. Compensation expense for equity-based payments that contain performance conditions is not recorded until it is probable that the performance condition will be achieved. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from current estimates.

We use the Black-Scholes option pricing model to determine the fair value of the stock options granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying share of our common stock, the expected term of the option, the expected volatility of the price of our common stock and risk-free interest rates.

As there is no public market for our common stock, the expected volatility assumption for equity- based compensation is based on historical volatilities of the common stock of public companies with characteristics similar to those of the Company. The risk-free rate of return represents the implied yield available during the month the award was granted for a U.S. Treasury zero-coupon security issued with a term equal to the expected life of the awards. The expected term is measured from the grant date and is based on the simplified method calculation. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

Certain of our employees are eligible to receive equity-based compensation based in shares of Getty Images pursuant to the Amended and Restated 2012 Equity Incentive Plan which authorizes equity awards to be granted for up to 32.0 million shares of common stock of Getty Images. Under this plan, certain of our employees were granted a combination of time-based and performance-based options. See “Note 14 — Equity-Based Compensation” of our December 31, 2021 audited consolidated financial statements included elsewhere in this offering memorandum for additional information.

Common Stock Valuations

Our Board of Directors utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of our common stock. These estimates and assumptions include numerous objective and subjective factors to determine the fair value of common stock at each grant date, including the following factors:

•	relevant precedent transactions including our capital transactions;
•	the liquidation preferences, rights, preferences, and privileges of our preferred stock relative to the common stock;
•	our actual operating and financial performance;
•	our current business conditions and projections;
•	our stage of development;
•	the likelihood and timing of achieving a liquidity event for the common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;
•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;
•	the market performance of comparable publicly traded companies; and
•	U.S. and global capital market conditions.

In valuing our common stock, our Board of Directors determined the equity value of the business generally using the income approach and the market approach valuation methods. After the Equity Value is determined and allocated to the various classes of stock, a discount for lack of marketability (“DLOM”), is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company, an owner of the stock has limited opportunities to sell this stock and any sale would involve significant transaction costs, thereby reducing overall fair market value.

In addition, the Board of Directors also considered any secondary transactions involving our common stock. In its evaluation of those transactions, the Board of Directors considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. Upon the consummation of the Business Combination, the fair value of our common stock will be determined based on the quoted market price on the New York Stock Exchange.

Income taxes

The Company computes income taxes and accruals for uncertain tax positions under the asset and liability method as set forth in the authoritative guidance for accounting for income taxes and uncertain tax positions. Deferred income taxes are provided for the temporary differences between the consolidated financial statement carrying amounts and the tax basis of the Company’s assets and liabilities and operating loss and tax credit carryforwards. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. Periodically, the valuation allowance is reviewed and adjusted based on management’s assessments of realizable deferred tax assets. The Company accounts for the global intangible low-tax income (“GILTI”) earned by foreign subsidiaries included in gross U.S. taxable income in the period incurred.

Quantitative and qualitative disclosures about market risk

Interest rate market risk

We are exposed to changes in LIBOR interest rates on the USD Term Loans of the senior secured credit facilities, subject to a minimum floor of 0.00%. As of March 31, 2022, the principal outstanding of our USD Term Loans of the senior secured credit facility was $995.2 million. As of March 31, 2022, the applicable LIBOR is above said floor. To offset our exposure to interest rate changes, Getty Images has entered into interest rate swap agreements with notionals of $355.0 million, as of March 31, 2022. These swap arrangements also have an embedded floor of 0.00%. Based on the principal outstanding, incorporating the effect of the swap agreements, as of March 31, 2022 each one eighth percentage point increase in the LIBOR rate hereafter would correspondingly increase our interest expense on the senior secured credit facilities by approximately $0.8 million per annum. We are also exposed to changes in EURIBOR interest rates on the senior secured term loan, subject to a minimum floor of 0.00%. As of March 31, 2022, the principal outstanding of our EUR Term Loans of the senior secured term was €419.0 million. As of March 31, 2022, the applicable EURIBOR is below said floor. Based on the current principal outstanding, each one eighth percentage point increase in the EURIBOR rate above the floor would correspondingly increase our interest expense on the senior secured credit facilities by approximately $0.5 million per annum.

Foreign currency market risk

We are exposed to foreign currency risk by virtue of our international operations. For each of the three months ended March 31, 2022 and 2021, we derived approximately 50% of our revenue from operations outside the United States. Getty Images and its subsidiaries enter into transactions that are denominated in currencies other than Getty Images’ functional currency, including Euro and British pounds. Some of these transactions result in foreign currency denominated assets and liabilities that are revalued each month. Upon revaluation, transaction gains and losses are generated, which, with the exception of those related to long-term intercompany balances, are reported as exchange gains and losses in our consolidated statements of income in the periods in which the exchange rates fluctuate. Transaction gains and losses on foreign currency denominated long-term intercompany balances for which settlement is not planned or anticipated in the foreseeable future, are reported in “Accumulated other comprehensive” income in our consolidated balance sheets.

Transaction gains and losses arising from revaluation of assets and liabilities denominated in the same foreign currencies may offset each other, in part, acting as a natural hedge. Where our assets and liabilities are not naturally hedged, we may enter into non-exotic foreign currency exchange contracts to reduce our exposure to transaction gains and losses. These foreign exchange contracts are generally up to eighteen months in original maturity and primarily require the sale of either Euro or British Pounds and the purchase of U.S. dollars. The existing contracts have not been designated as hedges as defined by ASC 815, “Derivatives and Hedging,” and therefore gains and losses arising from revaluation of these forward contracts are recorded as exchange gains and losses in our consolidated statements of income in the periods in which the exchange rates fluctuate. These gains and losses generally offset, at least in part, the gains and losses of the underlying exposures that are being hedged.

As of March 31, 2022, the aggregate notional amounts outstanding under our foreign currency exchange contracts is $8.8 million. A hypothetical 10% strengthening of the Euro would have decreased the value of our hedges outstanding by $0.6 million for the period ended March 31, 2022, and a hypothetical 10% weakening of the Euro would have increased the value of our hedges outstanding by $0.6 million for the period ended March 31, 2022. A hypothetical 10% strengthening of the British Pound would have decreased the value of our hedges outstanding by $0.2 million for the period ended March 31, 2022, and a hypothetical 10% weakening of the British Pound would have increased the value of our hedges outstanding by $0.2 million for the period ended March 31, 2022. These hypothetical gains and losses would be offset, at least in part, by losses and gains incurred by the underlying exposures these contracts are hedging.

The statements of operations of foreign subsidiaries are translated into U.S. dollars, our reporting currency, at the prior month’s average daily exchange rate. When these exchange rates change from period to period, they cause fluctuations in reported results of operations that are not necessarily indicative of fundamental company operating performance but instead may reflect the performance of foreign currencies.

Recent Accounting Pronouncements

Please refer to “Note 2 — Summary of Significant Accounting Policies” in our condensed consolidated financial statements included in this filing for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.